SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of October 2012, Charles Schwab and Co., Inc. acquired control due to ownership of greater than 25% of the Beck, Mack & Oliver Partners Fund’s (the "Fund") outstanding shares. Charles Schwab and Co., Inc. owned 26.1 % of the Fund and thus controlled the Fund as of that date.